UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File No. 000-30942

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Translation of registrant's name into English)

Suite 1400-400 Burrard Street, Vancouver, BC V6C 3G2.
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
Goraszewska 6,

02 - 910 Warsaw, Poland

Telephone: +48-22-842-5098 Fax: +48-22-858-2088

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting (the "Meeting") of Shareholders of Stream Communications Network & Media Inc. (the "Company") will be held at the offices of Gide Loyrette Nouel at pl. Pilsudskiego 1, Warsaw, Poland, on Wednesday, November 21, 2007 at 5:00 p.m. (Warsaw time) for the following purposes:

1. To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2006 and the report of the auditor of the Company thereon.

2. To elect directors of the Company for the ensuing year.

3. To appoint an auditor of the Company for the ensuing year.

4. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that such shareholder's shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, October 23, 2007.

BY ORDER OF THE BOARD

/s/ Iwona Kozak

Iwona Kozak

Secretary and Director

STREAM COMMUNICATIONS NETWORK AND MEDIA INC.

Goraszewska 6,

02 - 910 Warsaw, Poland

Telephone: +48-22-842-5098 Fax: +48-22-858-2088

INFORMATION CIRCULAR
as at October 15, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Stream Communications Network & Media Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on November 21, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Stream Communications Network & Media Inc. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Company's transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) perrsonally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed October 15, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are quoted on the Pink Sheets in the United States under symbol "SCNWF.PK" and listed on the Frankfurt Stock Exchange ("FSE") under symbol "TPJ". As of October 15, 2007, there were 81,596,414 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at October 15, 2007 is:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jan Rynkiewicz	14,135,307(1)	17.32%

Note:

(1) This figure includes 3,557,045 shares held indirectly through Aronville Management Ltd., 276,189 shares held indirectly through CHL Ltd., 5,653,333 shares held indirectly through H & L Foundation, and 4,648,740 shares held indirectly through Trasco Ltd.

The following documents filed with the securities commissions or similar regulatory authority in Alberta and British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

- Audited financial statements for the year ended December 31, 2006, report of the auditor and related management discussion and analysis.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Goraszewska 6, 02 - 910 Warsaw, Poland. Telephone: +48-22-842-5098 or Fax: +48-22-858-2088. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 15, 2007.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Robert J. Wussler Chairman and Director Georgia, United States	President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries.	Since May 4, 2004	Nil(2)
Jan Rynkiewicz President, Chief Executive Officer and Director Lincoln, United Kingdom	President of Castle Holdings Limited Sp. z.o.o., President and Chief Executive Officer of the Company.	From August 1997 to May 2004 and from January 2006 to present.	14,135,307(3)
Iwona Kozak Secretary, Vice-President and Director Warsaw, Poland	Secretary, Stream Communications Network & Media Inc.	From March, 1996 to June, 2002 and from September, 2002 to present.	1,724,819(4)
George Harvey-Bathurst Director Herefordshire, England	Director of Eastnor Castle Estates Co., a private investment company	Since July 27, 2006.	533,333(5)
Robert Dziublowski Nominee Warsaw, Poland

President and Chief Executive Officer, Top Consulting (1993 to present); Chairman, Pol-Aqua S.A. (2006-2007); Advisor, NASDAQ Stock Exchange (2005); Advisor, Industrial Union of Donbass (2004-2005); Chairman, Mobiltek (2002); Board Member, Computerland Poland S.A. (1999-2003) and Chairman, Bauma S.A. (1998-2001).

		Nominee	Nil(6)

Notes:

(1) The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Mr. Wussler holds options to purchase an aggregate of 200,000 Common Shares at an exercise price of $0.60 per Common Share and expiring on June 2, 2009.

(3) Mr. Rynkiewicz hold warrants to purchase an aggregate of 786,667 Common Shares.

(4) Ms. Kozak holds options to purchase an aggregate of 250,000 Common Shares at an exercise price of $0.60 per Common Share expiring on June 2, 2009 and warrants to purchase an aggregate of 50,000 Common Shares.

(5) Mr. Harvey-Bathurst holds options to purchase an aggregate of 100,000 Common Shares at an exercise price of $0.60 per Common Share expiring on August 1, 2011 and warrants to purchase an aggregate of 2,666,667 Common Shares.

(6) Top Consulting Ltd. ("Top"), a private company controlled by Mr. Dziublowski, has a loan agreement dated August 29, 2007 (the "Loan Agreement") with the Company, in the sum of US$250,000, which entitles Top to convert the loan and interest into the Company's Common Shares at the rate of US$0.13 per Common Share. One of the terms of the Loan Agreement is that Top has the right to appoint one director to the Company's Board. The Loan Agreement matures in two years at an interest rate of 9% per annum and 200,000 bonus Common Shares.

Biographical Information

Robert J. Wussler- Chairman of the Board and Director

Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries and has more than three decades of experience in the broadcasting and telecommunications industry. The former President of both CBS Sports, and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Mr. Wussler was also President and CEO of Comsat Video Enterprises.

As well as the Company, Mr. Wussler currently is a director of the following public company:

Company	Positions Held	From	To
Onstream Media Corporation	Director	1999	Present

Jan Rynkiewicz - President, Chief Executive Officer and Director

Mr. Rynkiewicz graduated from the Warsaw University of Finance and Insurance with a degree in Finance and Banking. Mr. Rynkiewicz has extensive business experience in the areas of equity fundraising, mergers, acquisitions and company leadership with a specific focus on Polish enterprises. Since 1990 he has been president and a major shareholder of Castle Holdings Limited Sp. z o.o. ("CHL") in Warsaw, a private entity that provides consulting services to foreign investment funds in Poland. From 1991 to 2004 Mr. Rynkiewicz acted as a partner to "Invesco" Central Europe Assets Management of London, UK. During this partnership Invesco and CHL participated in many investment projects in Poland, including the privatization, restructuring and growth of the largest beer companies in Poland, Okocim & Zywiec, and one of the leading food companies in Poland, Pudliszki S.A., a subsidiary of Heinz (a U.S. global food company) in Central Europe. In 2001 Mr. Rynkiewicz served as a board member of Elektrim S.A., one of largest mobile phone and cable telecommunications companies in Poland at that time. From 1992 to 1999 Mr. Rynkiewicz was president of the supervisory board of Zaklady Piwowarskie Zywiec S.A., a subsidiary of the Zywiec Group, and was involved in all business development strategies of the Zywiec Group in Poland, including co-operation with strategic investors such as Heineken BV.

As well as the Company, Mr. Rynkiewicz is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Stream Communications Network & Media Inc.	Chairman, Director President and Chief Executive Officer	1998 2006	2004 Present
Capital Partners Investment Fund	President, Supervisory Board	2003	2004
Elektrim S.A.	Vice President, Supervisory Board Member	2001	2002
Mostostal Warszawa S.A.	Member of the Supervisory Board	2002	2002
Megadex S.A.	President, Supervisory Board	2002	2002
Zaklady Piwowarskie 'Żywieċ	President of Supervisory Board	1992	1999

Iwona Kozak - Secretary and Director

Ms. Kozak was born in Poland and is currently residing in Poland. She resided in British Columbia from 1984 until August of 2007. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has broad experience in the area of marketing and public relations. She is a co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia, and from 1993 to 1995 she published a magazine dedicated to economics called "Partners with Poland" and provided advisory services to Canadian companies regarding investments in Polish markets.

As well as the Company, Ms. Kozak was within the past five years, a director of the following public company:

Company	Positions Held	From	To
Net Soft Systems Inc.	Director	1999	2002

George Harvey-Bathurst - Director

Mr. Harvey-Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

Robert Dziublowski - Nominee

Mr. Dziublowski holds Master's degree in Journalism and Political Science from University of Warsaw and in International Relations from University of Hawaii. Mr. Dziublowski brings over 15 years of experience in investing, consulting and management and has advised a number of international companies on doing business, building a Central European presence or making acquisitions in Poland and Central Europe. Since 1993, Mr. Dziublowski has been President and CEO of Top Consulting Ltd., a reputable consulting firm in Poland. He has advised leading Polish companies in acquisitions in the insurance, media and telecommunications sectors. From 1991 to 1996 Mr. Dziublowski was a Vice-President, Investment, of Gruntal & Company in New York and from 1990 to 1991 he was Vice President of Shearson Lehman Co., in New York.

As well as the Company, Mr. Dziublowski is, or was within the past five years, an officer and/or director of the following public companies in Poland:

Company	Positions Held	From	To
Bauma S.A. (second largest construction service company in Poland)	Chairman	1998	2001
Computerland (second largest information technology company in Poland)	Board Member	1999	2003
IDM S.A. (brokerage house)	Chairman	2000	2002
Pol-Aqua S.A. (second largest engineering company in Poland)	Chairman	2006	2007

Mr. Dziublowski's clients have included NASDAQ Stock Exchange, Wussler Group, a partner of a company of Ted Turner Pictures, WPI, a U.S. telecommunications group, and Grupa PZU, a leading Polish financial services firm, and Eiffage Construction (3rd largest construction company) on acquisition of Mitex. Mr. Dziublowski has given several interviews in Polish and American Magazines: ie, Życie Warszawy, Wprost, Home & Market, Philadelphia Inquirer.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company.

On August 6, 2007 the Company received a letter from MacKay LLP informing the Company that MacKay LLP wished to resign as auditors of the Company in September 2006 due to the lack of affiliate office in Poland. The Company accepted the resignation and appointed Deloitte & Touche LLP to fill the vacancy until the close of the next annual general meeting.

There have been no reportable disagreements between the Company and MacKay LLP and no qualified opinions or denials of opinions by MacKay LLP for the purposes of National Instrument 51-102. A copy of the Company's Reporting Package with respect to the termination of MacKay LLP and appointment of Deloitte & Touche LLP as auditor of the Company (including the Notice of Change of Auditor, a letter from MacKay LLP and a letter from Deloitte & Touche LLP) is attached as Schedule "A" to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Mandate

The primary roles and responsibilities of the Audit Committee include:

- reviewing and recommending to the Board for approval, the Company's annual financial statements and the related discussion and analysis of management;

- reviewing and approving the Company's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;

- reviewing and approving, as prescribed, other financial information;

- evaluating and ensuring the independence of the Company's auditor;

- reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform; reviewing results of external audit activities;

- reviewing the Company's ongoing relationship with its auditor;

- reviewing and assessing regularly:

- the quality and acceptability of accounting policies and financial reporting practices used by the Company;

- any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

- any new or pending developments, in accounting and reporting standards that may affect the Company;

- reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

- receiving a report on the Company's material subsidiaries concerning any material non-routine structures; reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

- in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements; and,

- reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

Composition of the Audit Committee

The members of the audit committee are Messrs. Wussler, Rynkiewicz and Aussenberg. Messrs. Wussler and Aussenberg are independent members of the audit committee. All members are considered to be financially literate. Mr. Aussenberg will not be appointed as a director at the Meeting. A new audit committee will be formed following the Meeting.

Relevant Education and Experience

Each member of the audit committee has an education and experience that is relevant to their performance as an audit committee member that would provide the member with:

    an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

    an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte & Touche LLP.

Reliance on Certain Exemptions

The Company's auditor, Deloitte & Touche LLP, has not provided any material non-audit services.

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110. This exemption allows a company to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 51-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to the Company to ensure auditor independence. Fees incurred with MacKay LLP for audit and non-audit services in the fiscal year ended December 31, 2005 and fees incurred with Deloitte & Touche LLP for audit and non-audit services in the fiscal year ended December 31, 2006 for audit fees are outlined in the following table.

Nature of Services	Fees Paid to MacKay LLP in Year Ended December 31, 2005	Fees Paid to Deloitte & Touche LLP in Year Ended December 31, 2006
Audit Fees(1)	$65,000 for audit services and $5,031 for disbursements	$120,000 CAD for audit services and nil for disbursements
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$70,031	$120,000

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants where it deems necessary, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners.

The independent members of the Board of the Company are Robert J. Wussler, Przemyslaw Aussenberg and George Harvey-Bathurst.

The non-independent members of the Board are Jan S. Rynkiewicz and Iwona Kozak.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's assets, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Other Board Committees

The Board also has a Compensation Committee whose members are Robert W. Wussler, Jan S. Rynkiewicz and Iwona Kozak, and a Corporate Governance Committee, whose members are Przemyslaw Aussenberg, Jan. S. Rynkiewicz and Iwona Kozak.

Assessments

The Board monitors the adequacy of information given to directors, ensures communication between the Board and management and conducts the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving in such position at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years ended on December 31 is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Jan S. Rynkiewicz President and Chief Executive Officer	2006	149,535	Nil	Nil	Nil	Nil	Nil	Nil
Iwona Kozak(2) Secretary	2006 2005 2004	54,333 104,895 95,832	Nil 50,000 Nil	Nil 61,851 49,507	Nil 250,000 250,000	Nil Nil Nil	Nil Nil Nil	500,000(2) Nil Nil
Jens Christensen(3) Chief Financial Officer	2006	35,651	Nil	Nil	Nil	Nil	Nil	Nil
Casey Forward Chief Financial Officer	2006 2005 2004	40,000 96,000 95,832	Nil Nil Nil	Nil 2,387 101,166	Nil 400,000 400,000	Nil Nil Nil	Nil Nil Nil	39,000(4) Nil Nil
Stan Lis(5) Former President	2006 2005 2004	Nil 66,895 119,790	Nil Nil Nil	Nil 240,444 209,224	Nil 600,000 630,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Mr. Rynkiewicz was appointed as President and Chief Executive Officer of the Company on June 12, 2006.

(2) Ms. Kozak was President of the Company from August 15, 2005 to June 12, 2006. She was appointed as Secretary on June 29, 2006. Ms. Kozak received $500,000 as payment for her contract which was terminated in accordance with the change of the control provisions. The parties negotiated a termination payment to Ms. Kozak of $125,000 in cash to be paid over a year (in four equal payments) and the issuance to her of 1,624,819 Common Shares of the Company in lieu of the balance of $375,000 provided for under the contract. See heading "Termination of Employment, Change in Responsibilities and Employment Contracts".

(3) Mr. Christensen was appointed as Chief Financial Officer on September 13, 2006.

(4) Mr. Forward received 300,000 Common Shares at a value of $0.13 per Common Share as part of his departure settlement with the Company. Mr. Forward resigned as Chief Financial Officer on May 31, 2006.

(5) Mr. Lis was appointed as President of the Company on February 25, 2004.. He resigned as a director and officer of the Company on August 15, 2005 and on February 21, 2006, received as a settlement the sum of CAN$117,000 and US$85,000 from the Company.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No options to purchase Common Shares were granted to the Named Executive Officers during the financial year ended December 31, 2006.

No options to purchase Common Shares were exercised by the Named Executive Officers during the financial year ended December 31, 2006. The value of outstanding options to purchase 250,000 Common Shares at December 31, 2006, was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

As of the end of the most recent financial year, the Company had a written agreement with:

1. Jan S. Rynkiewicz for his services as President of the Company providing for an annual salary of $120,000 per annum for period of five years. In addition to annual salary, he was entitled to a bonus in the absolute discretion of the Board of up to 50% of his basic salary and a car lease of up to $900 per month. The contract provided for Mr. Rynkiewicz to receive salary that would be payable for the balance of the term if his contract were terminated under certain circumstances before August 15, 2010.

2. Iwona Kozak for her services as President of the Company providing for an annual salary of $120,000 per annum for period of five years. In addition to annual salary, she was entitled to a bonus in the absolute discretion of the Board of up to 50% of her basic salary and a car lease of up to $900 per month. The contract provided for Ms. Kozak to receive salary that would be payable for the balance of the term if her contract were terminated under certain circumstances before August 15, 2010. Effective June 12, 2006, Ms. Kozak stepped down as President in favour of Mr. Rynkiewicz, and her contract was terminated in circumstances which triggered the payment of the balance of the contract. The parties negotiated a termination payment to Ms. Kozak of $125,000 in cash to be paid over a year (in four equal payments) and the issuance to her of 1,624,819 Common Shares of the Company in lieu of the balance of $375,000 provided for under the contract.

Compensation of Directors

Iwona Kozak and Jan S. Rynkiewicz are both paid an annual fee of US$15,000 as a base director's fee and an additional fee of US$1,500 per board meeting held outside their place of residency. The Chairman, Robert Wussler, is paid a base director's fee of US$35,000 and an additional fee of US$1,500 per board meeting held outside his place of residency.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is a fixed 20% option plan last approved by shareholders on June 29, 2005 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 7,992,212 Common Shares under the Plan. As of October 15, 2007 there remain outstanding options to purchase an aggregate of 1,370,000 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - share option plan (the Plan)	1,370,000 (stock options)	US$0.60	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,370,000 (stock options)	US$0.60	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at October 15, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Additional information and copies of documents incorporated by reference may be obtained under the Company's profile at www.sedar.com and upon request from the Company's Secretary at Goraszewska 6, 02 - 910 Warsaw, Poland. Telephone: +48-22-842-5098 or Fax: +48-22-858-2088.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, October 23, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Jan Rynkiewicz"

Jan Rynkiewicz

President, CEO and Director

Schedule "A"
STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Goraszewska 6,

02 - 910 Warsaw, Poland

Telephone: +48-22-842-5098 Fax: +48-22-858-2088

NOTICE OF CHANGE OF AUDITOR

TO: MacKay LLP, Chartered Accountants
AND TO: Deloitte & Touche LLP., Chartered Accountants

MacKay LLP, Chartered Accountants, resigned as the Company's auditor effective August 6, 2007 (the "Resignation"). Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Deloitte & Touche LLP, Chartered Accountants, as the Company's auditor in the place and stead of the MacKay LLP until the close of the next annual general meeting of the Company.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

- MacKay LLP, Chartered Accountants, resigned as auditor of the Company due to the lack of an affiliate office in Poland.

- the Board has approved the appointment of Deloitte & Touche LLP, Chartered Accountants, of 2800 - 1055 Dunsmuir Street, P.O. Box 49279, Four Bentall Centre, Vancouver, B.C. V7X 1P4;

- MacKay LLP, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which MacKay LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice;

- the Resignation of MacKay LLP, Chartered Accountants, and appointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company were considered and approved by the Board of Directors of the Company;

- in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which MacKay LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice; and

- the Notice, Resignation and consent of Deloitte & Touche LLP, Chartered Accountants, have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 23rd day of October, 2007.

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per: "Jan Rynkiewicz"
President and Chief Executive Officer

October 23, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Financial Reporting

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Financial Reporting

Dear Sirs:

Change of Auditor of Stream Communications Network and Media Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated October 23, 2007 given by the Company to ourselves and Deloitte & Touche LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

MacKay LLP

/s/ MacKay LLP
Chartered Accountants

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Change of Auditor of Stream Communications Network and Media Inc. (the "Company")

As the proposed successor auditor of Stream Communications Network and Media Inc. (the Company) and pursuant to National Instrument 51-102, we have reviewed the Company's Notice Change of Auditor dated October 23, 2007 and we agree with information contained therein.

We understand that the Notice of Change of Auditor, along with this letter from Mackay LLP, Chartered Accountants, will be filed with the securities regulatory authorities.

Yours truly,

Deloitte and Touche LLP

/s/ Deloitte and Touche LLP

Member of
Deloitte Touche Tohmatsu

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Computershare

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on November 21, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., (Poland Time) on Monday, November 19, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

19SE07151.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Stream Communications Network & Media Inc. (the "Company") hereby appoints: Jan S. Rynkiewicz, President of the Company, or failing him, **Iwona Kozak, Secretary of the Company,**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Stream Communications Network & Media Inc.** to be held at Pl. Pilsudskiego 1, Warsaw, Poland, on Wednesday, November 21, 2007 at 5:00 p.m., Poland time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Robert J. Wussler	☐	☐	02. Iwona Kozak	☐	☐	03. Jan Rynkiewicz	☐	☐
04. Robert Dziublowski	☐	☐	05. George Harvey-Bathurst	☐	☐			

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2. Appointment of Auditor

	For	Withhold
To appoint Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company for the ensuing year.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 2 5 8 3 A R 1 S C O Q

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
financial statements REQUEST FORM

Cusip No. 863 23N 108

Isin No. CA 863 23N 108 7

Registered holders and beneficial owners of a company's securities may elect annually to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for Stream Communications Network & Media Inc. (the "Company"), please complete this form and return it to:

Computershare INVESTOR SERVICES INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Please send me ONLY the audited financial statements and corresponding MD&A.

Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

Please send me BOTH the audited financial statements and the quarterly interim financial statements and corresponding interim MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED: , 2007.

Signature

Name of Registered/Non-Registered Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Date: November 16, 2007

/s/ Jan S. Rynkiewicz
__________________________________
Jan S. Rynkiewicz
President, Chief Executive Officer and Director